January 11, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Re:	Tipmefast Inc. Withdrawal of Acceleration Request - Registration Statement on Form S-1 (File No. 333-222880)

Dear Ms. Jacobs:

Reference is made to our letter, filed as correspondence via EDGAR on January 10, 2022 , in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Wednesday, January 12, 2022, at 4 p.m. Eastern Standard Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely yours, Tipmefast, Inc..

By:	/S/
Raid Chalil Chief Executive Officer TipMeFast, Inc